UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 001-33601
CUSIP Number: 37940G109
(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-D	☐ Form N-SAR	☐ Form 10-Q	☐ Form N-SAR
For Period Ended:  December 31, 2017
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:________________
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
 REGISTRANT INFORMATION
GlobalSCAPE, Inc.
Full Name of Registrant

Former Name if Applicable

4500 Lockhill Selma Road, Suite 150
Address of Principal Executive Office (Street and Number)

San Antonio, Texas 78249-2073
City, State and Zip Code

PART II
 RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)
☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
 NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
GlobalSCAPE, Inc. (“GlobalSCAPE” or the “Company”) is unable to file, without unreasonable effort and expense, its Annual Report on Form 10-K for the fiscal year ended December 31, 2017 (the “Form 10-K”) by the prescribed due date because it requires additional time to complete the preparation of its financial statements included therein due to a previously disclosed internal investigation and restatement (the “Restatement”) of certain financial statements of the Company, which remain in process.  These matters were discussed in the Company’s Current Report on Form 8-K filed on August 7, 2017 and subsequent filings.  The Company does not expect to file the Form 10-K on or before the expiration of the fifteen calendar day extension period provided in Rule 12b-25(b).  The Company plans to file the Form 10-K, as well as its Quarterly Reports on Form 10-Q for the fiscal quarters ended June 30, 2017 and September 30, 2017, as soon as practicable following the completion of the Restatement.

PART IV
 OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification.
Matthew C. Goulet	(210)	308-8267
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☐ Yes ☒ No

The Company has not yet filed its Quarterly Reports on Form 10-Q for the quarters ended June 30, 2017 and September 30, 2017.
Additionally, as previously disclosed, the Company intends to effect the Restatement through filing an amended Annual Report on Form 10-K for the year ended December 31, 2016 and an amended Quarterly Report on Form 10-Q for the quarter ended March 31, 2017.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
The Company currently expects net income for the year ended December 31, 2017 to be lower than for the year ended December 31, 2016 primarily due to professional fees and related expenses associated with the internal investigation, the Restatement and certain litigation matters associated therewith.  These expenses totaled approximately $ 2.5 million for the year ended December 31, 2017.
The financial information presented above is preliminary, based upon the Company’s internal estimates and subject to the Company’s ongoing assessment of revenue recognition, the Audit Committee’s independent review of this matter, and completion of the Company’s financial closing procedures and issuance of its financial statements as of and for the year ended December 31, 2017.  The Company’s final financial results and other financial data could differ materially from this preliminary financial information.  The Company’s final financial results will be set forth in the Company’s Form 10-K as of and for the year ended December 31, 2017.
Forward-Looking Statements
This Form 12b-25 contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including, without limitation, GlobalSCAPE’s expectations as to its financial information for the year ended December 31, 2017, the timing and outcome of its restatement of certain of its financial statements and the filing of the related amended quarterly and annual reports and the subsequent quarterly and annual reports (the “Reports”).
These forward-looking statements involve risks and uncertainties, and actual results could vary materially from these forward-looking statements.  Factors that may cause future results to differ materially from management’s current expectations include, among other things, the discovery of additional information relevant to the internal investigation; the conclusions of the Company’s Audit Committee (and the timing of the conclusions) concerning matters relating to the internal investigation; the timing of the review by, and the conclusions of, GlobalSCAPE’s independent registered public accounting firm regarding the internal investigation and GlobalSCAPE’s financial statements; the possibility that additional errors may be identified; potential differences between the results disclosed in this Form 12b-25 and the Company’s final results when disclosed in its Annual Report on Form 10-K for the year ended December 31, 2017 as a result of developments that may arise between now and the disclosure of the final results; the risk that the completion and filing of the Reports will take longer than expected; pending litigation and the possibility of further legal proceedings adverse to GlobalSCAPE resulting from the Restatement or related matters; the costs associated with the Restatement; the impact of the recent retirement of the Company’s Chief Financial Officer and replacement with an interim Chief Financial Officer; and the risks that are detailed in the Company’s Annual Report on Form 10-K for the 2016 fiscal year, filed with the Securities and Exchange Commission on March 27, 2017.  GlobalSCAPE disclaims any obligation to update information contained in these forward-looking statements whether as a result of new information, future events, or otherwise.

GlobalSCAPE, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 16, 2018	By:	/s/ Matthew C. Goulet
Matthew C. Goulet
President and Chief Executive Officer